PROSPECTUS SUPPLEMENT
(To prospectus dated April 30, 1999)




                                  $365,000,000

                          LEHMAN BROTHERS HOLDINGS INC.

                    FLOATING RATE MEDIUM TERM NOTES DUE 2003




         This is an offering by Lehman Brothers Holdings Inc. of $365,000,000 of its Floating Rate Medium Term Notes due 2003. Interest will be payable on April 2, July 2, October 2 and January 2 of each year beginning July 2, 2001, provided that such day is both a business day in New York City and London. The annual interest rate for each quarterly interest period will be reset quarterly based on the three-month LIBOR rate plus 0.55%.

         The Notes are unsecured and unsubordinated debt securities, are not redeemable prior to maturity or subject to a sinking fund, and are not convertible or exchangeable.

         The Notes should be delivered on or about April 2, 2001 through the book-entry facilities of The Depository Trust Company.

                                                      Per Note        Total
Public offering price................................ 100.00%     $  365,000,000
Underwriting discount................................    .25%     $      912,500
Proceeds to Lehman Brothers Holdings Inc.............  99.75%     $  364,087,500

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


--------------------------------------------------------------------------------



                                 LEHMAN BROTHERS

HSBC                                                       PRUDENTIAL SECURITIES



  March 27, 2001

                                TABLE OF CONTENTS


                                                                            Page

                              Prospectus Supplement

Ratio of Earnings to Fixed Charges..........................................S-3
Use of Proceeds.............................................................S-3
Description of the Notes....................................................S-3
Underwriting................................................................S-6
Experts.....................................................................S-6


                                   Prospectus

Prospectus Summary............................................................2
Use of Proceeds and Hedging...................................................6
Ratio of Earnings to Fixed Charges and of Earnings to Combined
     Fixed Charges and Preferred Stock Dividends..............................7
European Monetary Union.......................................................7
Description of Debt Securities................................................8
Description of Outstanding Preferred Stcok...................................14
Description of Offered Preferred Stock.......................................15
Description of Depositary Shares.............................................18
Book-Entry Procedures and Settlement.........................................20
United States Federal Income Tax Consequences................................22
Plan of Distribution.........................................................32
ERISA Considerations.........................................................34
Legal Matters................................................................34
Experts......................................................................34



         You should rely only on the information contained or incorporated by reference in this prospectus supplement and the attached prospectus. No one has been authorized to provide you with different information. You should not assume that the information contained in this prospectus supplement or the attached prospectus is accurate as of any date other than the date on the front cover of the document. Securities are not being offered in any state or jurisdiction where the offer is not permitted.

         Holdings undertakes to provide you, without charge, a copy of any and all of the documents incorporated by reference in the attached prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such prospectus). Written or oral requests for such copies should be directed to the Controller's Office, Lehman Brothers Holdings Inc., 3 World Financial Center, New York, New York 10285, USA (212) 526-0660.

                      Ratio of Earnings to Fixed Charges

                                                Year Ended November 30,
                                        1996     1997    1998     1999     2000

Ratio of Earnings to Fixed Charges.....  1.06     1.07    1.07     1.12     1.14

                                 Use of Proceeds

         We estimate that the net proceeds from the sale of the Notes will be approximately $364,042,500 after underwriting discounts and payment of transaction expenses. We will use the net proceeds for working capital and general corporate purposes.


                            Description of the Notes

         The following description of the particular terms of the Notes being offered pursuant to this prospectus supplement supplements the more general terms and provisions of Holdings' debt securities set forth in the attached Prospectus.

         Holdings is offering Notes which will constitute senior unsecured debt and will be issued under Holdings' senior indenture. The Notes will rank pari passu among themselves and with all other present and future senior unsecured obligations of Holdings. The Notes will mature on October 2, 2003 at 100% of their principal amount, are not redeemable prior to maturity or subject to a sinking fund, and are not convertible or exchangeable.

         The Notes initially will be limited to $365,000,000 aggregage principal amount. Holdings may, without the consent of the holders of the Notes, create and issue additional notes ranking equally with the Notes and otherwise similar in all respects so that such further notes shall be consolidated and form a single series with the Notes. No additional notes can be issued if an Event of Default has occurred with respect to the Notes.

         The  senior  indenture  and the  Notes  are  governed  by New York law.
Holdings is subject to the exclusive jurisdiction of the New York State or United States federal court sitting in The City and County of New York over any suit, action or proceeding rising out of or relating to the Notes or the senior indenture.

         Definitions of certain capitalized terms used below can be found at the end of this section.

Interest

         Interest will be payable quarterly April 2, July 2, October 2 and January 2 of each year, commencing on July 2, 2001. Interest will accrue from the issue date of April 2, 2001 and will be payable to the person in whose name such Note is registered at the close of business on the fifteenth calendar day prior to such payment date. In the event that any payment date is not a Business Day, payment will be made on the next Business Day, except that if such Business Day is in the next succeeding calendar month, payment will be made on the next preceding Business Day. Interest on the Notes will be computed for each Interest Period on the basis of the actual number of days in that Interest Period, divided by 360.

         The Notes will bear interest for each quarterly Interest Period at a per annum rate determined by the Calculation Agent, subject to the maximum interest rate permitted by New York or other applicable state law, as such law may be modified by United States law of general application. The interest rate applicable during each quarterly Interest Period will be equal to LIBOR on the Interest Determination Date for such Interest Period plus 0.55%. Promptly upon such determination, the Calculation Agent will notify Holdings and the trustee, if the trustee is not then serving as the Calculation Agent, of the interest rate for the new Interest Period. The interest rate determined by the Calculation Agent, absent manifest error, shall be binding and conclusive upon the beneficial owners and holders of the Notes, Holdings and the trustee.

         If the following circumstances exist on any Interest Determination Date, the Calculation Agent shall determine the interest rate for the Notes as follows:

o In the event no Reported Rate appears on Telerate Page 3750 as of approximately 11:00 a.m., London time, on an Interest Determination Date, the Calculation Agent shall request the principal London offices of each of four major banks in the London interbank market selected by the Calculation Agent (after consultation with Holdings) to provide a quotation of the rate (the "Rate Quotation") at which three month deposits, in amounts of not less than $1,000,000 are offered by it to prime banks in the London interbank market, as of approximately 11:00 a.m., London time, on such Interest Determination Date, that is representative of single transactions at such time (the "Representative Amounts"). If at least two Rate Quotations are provided, the interest rate will be the arithmetic mean of the Rate Quotations obtained by the Calculation Agent, plus 0.55%

o In the event no Reported Rate appears on Telerate Page 3750 as of approximately 11:00 a.m., London time, on an Interest Determination Date and there are fewer than two Rate Quotations, the interest rate will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., New York City time, on such Interest Determination Date, by three major banks in New York City selected by the Calculation Agent (after consultation with Holdings), for loans in Representative Amounts in U.S. dollars to leading European banks, having an index maturity of three months for a period commencing on the second London Business Day immediately following such Interest Determination Date, plus 0.55%, provided, however, that if fewer than three banks selected by the Calculation Agent are quoting such rates, the interest rate for the applicable Interest Period will be the same as the interest rate in effect for the immediately preceding Interest Period.

         Upon the request of a holder of the Notes, the Calculation Agent will provide to such holder the interest rate in effect on the date of such request and, if determined, the interest rate for the next Interest Period.

Same-Day Settlement and Payment

         Holdings will make all payments of principal and interest in immediately available funds. The Notes will trade in DTC's same-day funds settlement system until maturity; purchases of Notes in secondary market trading must therefore be in immediately available funds.

Certain Definitions

         Set forth below are definitions of some of the terms used in this prospectus supplement.

         "Business Day" means a day other than a Saturday or Sunday that is not a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to be closed and is a day on which dealings in deposits in U.S. dollars are transacted, or with respect to any future date are expected to be transacted, in the London interbank market.

         "Calculation Agent" means Citibank, N.A., or its successor appointed by the issuer, acting as calculation agent.

         "Interest Determination Date" means the second London Business Day immediately preceding the first day of the relevant Interest Period.

         "Interest Period" means the period from and including April 2, 2001 or the most recent date on which interest thereon was actually paid to but excluding the next succeeding date on which interest is actually paid.

         "LIBOR" for any Interest Determination Date means the Reported Rate at approximately 11:00 a.m., London time, on the Interest Determination Date.

         "London Business Day" means a day other than a Saturday or Sunday on which dealings in deposits in U.S. dollars are transacted, or with respect to any future date are expected to be transacted, in the London interbank market.

         "Reported Rate" for any Interest Determination Date means the offered rate for deposits in U.S. dollars having an index maturity of three months for a period commencing on the second London Business Day immediately following the Interest Determination Date in amounts of not less than $1,000,000 as such rate appears on Telerate Page 3750 or a successor reporter of such rates selected by the Calculation Agent and acceptable to Holdings.

         "Telerate Page 3750" means the display designated on page 3750 on Dow Jones Markets Limited (or such other page as may replace the 3750 page on that service or such other service as may be nominated by the British Bankers'
Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits).

                                  Underwriting

         Subject to the terms and conditions of the underwriting agreement, dated as of March 27, 2001, a form of which was filed as an exhibit to the SEC registration statement under which the Notes are being offered and sold, Holdings has agreed to sell to each of the underwriters named below the principal amount of Notes set forth opposite its name:

                                                             Principal
                                                             Amount of
Underwriter                                                    Notes
-----------

Lehman Brothers Inc. .................................     $   357,700,000
HSBC Securities (USA) Inc. ...........................           3,650,000
Prudential Securities Incorporated....................           3,650,000
                                                         -----------------

         Total........................................     $   365,000,000
                                                           ===============

         The underwriters have advised Holdings that they propose to initially offer the Notes to the public at the public offering price set forth on the cover page of this prospectus supplement. After the initial public offering of the Notes is completed, the public offering price may be changed.

         In connection with the offering, the rules of the SEC permit the underwriters to engage in certain transactions that stabilize the price of the Notes; such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes. If the underwriters create a short position in the Notes in connection with the offering (that is, if they sell a larger principal amount of the Notes than is set forth on the cover page of this prospectus supplement), the underwriters may reduce that short position by purchasing Notes in the open market.

         In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. Neither Holdings nor any of the underwriters can make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither Holdings nor any of the underwriters make any representation that the underwriters will in fact engage in such transactions, or that such transactions, once begun, will not be discontinued without notice.

         Certain of the underwriters of the Notes are affiliated with commercial banking institutions that may from time to time in the ordinary course of their business loan money to and have other customary banking relationships with Holdings and its affiliates.

         Holdings will pay certain expenses, expected to be approximately $45,000, associated with the offer and sale of the Notes.

         Holdings has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

         The underwriting arrangements for this offering comply with the requirements of Rule 2720 of the NASD regarding an NASD member firm underwriting securities of its affiliate.

                                     EXPERTS

         The consolidated financial statements and financial statement schedule of Holdings as of November 30, 2000 and 1999, and for each of the years in the three-year period ended November 30, 2000, have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report on the consolidated financial statements. The consolidated financial statements and such report are incorporated by reference in

Holdings' annual  report on Form 10-K for the year ended November 30, 2000, and
incorporated by reference in this prospectus  supplement.   The  consolidated
financial statements of Holdings referred to above are incorporated by reference in this prospectus supplement in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

                                  $365,000,000



                          LEHMAN BROTHERS HOLDINGS INC.

                    FLOATING RATE MEDIUM TERM NOTES DUE 2003



                          --------------------------


                              PROSPECTUS SUPPLEMENT
                                 MARCH 27, 2001

                           (INCLUDING PROSPECTUS DATED
                                 APRIL 30, 1999)


                           --------------------------







                                 LEHMAN BROTHERS

HSBC                                                      PRUDENTIAL SECURITIES